Exhibit 99.1

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

HONG KONG, November 22, 2011 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the second fiscal quarter ended September 30, 2011.1

Highlights of the Quarter Ended September 30, 2011

•	Revenue increased by RMB7.8 million, or 8.2%, from RMB95.3 million for Q2 FY2011 to RMB103.1 million (US$16.2 million) for Q2 FY2012.

•	Profit for the period increased by RMB40.7 million, or 87.3%, from RMB46.6 million for Q2 FY2011 to RMB87.3 million (US$13.7 million) for Q2 FY2012.

•

Adjusted profit for the period[2] (non-IFRS measure) decreased by RMB6.2 million, or 15.8%, from RMB38.8 million for Q2 FY2011 to RMB32.6 million (US$5.1 million) for Q2 FY2012. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS was set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) decreased by RMB3.1million, or 6.3%, from RMB49.0 million for Q2 FY2011 to RMB45.9 million (US$7.2 million) for Q2 FY2012. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS was set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.
[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

•

Basic and diluted earnings per share was RMB3.81 cents (0.60 US cents) and RMB3.71 cents (0.58 US cents), respectively, for Q2 FY2012. Basic and diluted earnings per ADS[4] was RMB190.5 cents (29.87 US cents) and RMB185.5 cents (29.08 US cents), respectively, for Q2 FY2012.

•	Cash generated from operating activities increased by RMB12.0 million, or 29.5%, from RMB40.4 million for Q2 FY2011 to RMB52.4 million (US$8.2 million) for Q2 FY2012.

•	Revenue-per-mu decreased 0.7% from RMB5,046 for Q2 FY2011 to RMB5,009 for Q2 FY2012.

•	Production output increased 12.3% from 32,064 metric tons for Q2 FY2011 to 35,994 metric tons for Q2 FY2012.

•

Leafy vegetables sold to third parties in the PRC mainland increased from 52% for Q2 FY2011 to 61% for Q2 FY2012 of total revenue, while cruciferous and other vegetables sold to third parties in the PRC mainland slightly declined as a percentage of total revenue over the same period. Average selling price (ASP) of vegetables sold to third parties in the PRC mainland decreased from 2.69 RMB / kg for Q2 FY2011 to 2.67 RMB / kg for Q2 FY2012.

•	Total arable land as of September 30, 2011 was 22,352 mu (1,490 hectare), representing an increase of 400 mu compared to June 30, 2011, and an increase of 3,502 mu compared to September 30, 2010.

•

Total greenhouse area as of September 30, 2011 was 8,294 mu (553 hectare), representing an increase of 1,144 mu compared to June 30, 2011 and an increase of 3,387 mu compared to September 30, 2010. Greenhouse land area as a percentage of total arable land increased from 32.6% as of June 30, 2011 to 37.1% as of September 30, 2011.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Mr. Shing Yung Ma, the Chairman and CEO of Le Gaga, commented, “We are pleased with our performance in the second fiscal quarter, which was characterized by nice weather. Normally, the second fiscal quarter is the typhoon season in Southern China. However, we have not experienced any typhoons in Fujian and Guangdong provinces this year during the months of July through September. The weather has, therefore, been particularly favorable for greenhouse construction and we have thus made good progress of completing construction of additional greenhouses. At the same time however, our pricing has remained relatively flat compared to the second quarter last year. Despite improvements in our product quality and product mix, the good weather resulted in larger supply to the market, thus lacking the driver for higher overall market prices.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “In the second quarter we have again seen strong operating cash flow. Over the first six months of financial year 2012 we have generated RMB135 million in operating cash flow. Strong operating cash flow directly resulted from our investment in greenhouses. We are seeing increased seasonality due to a higher proportion of greenhouses, resulting in more off-season production of solanaceous vegetables in the winter months. In the summer months, greenhouses provide less yield advantage and prices are lower and as such, we concentrate the necessary land resting and sanitation during the low season (July through September). The large land area dedicated to solanaceous products, which are planted mostly during the month of September, further reduces the revenue in the second fiscal quarter. As a result, our operating margin is lower during the second fiscal quarter due to less competitive advantage from greenhouses, given that the depreciation and amortization charged does not fully reflect the economic benefit of farmland infrastructure on it.”

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Summary of Operating Data

	As of September 30, 2010			As of June 30, 2011				As of September 30, 2011
	Operating	Under construction or Reserved	Total	Operating	Under construction or Reserved	Total		Operating	Under construction or Reserved	Total
Arable land (1)	18,850 mu	—	18,850 mu	20,735 mu	1,217 mu	21,952 mu		20,852 mu	1,500 mu	22,352 mu
	(1,257 hectare)	—	(1,257 hectare)	(1,382 hectare)	(81 hectare)	(1,463 hectare	)	(1,390 hectare)	(100 hectare)	(1,490 hectare)
Greenhouse area (2)	4,907 mu	—	4,907 mu	7,150 mu	—	7,150 mu		8,294 mu	—	8,294 mu
	(327 hectare)	—	(327 hectare)	(477 hectare)	—	(477 hectare	)	(553 hectare)	—	(553 hectare)
Greenhouse area as a percentage of total arable land	26.0%	N/A	26.0%	34.5%	N/A	32.6%		39.8%	—	37.1%

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2011	2010	2011

Total production output (metric tons)	32,064	35,994	61,331	77,586
Production yield (metric tons per mu)	1.7	1.7	3.2	3.8
Revenue-per-mu (RMB) (3)	5,046	5,009	9,460	11,050

(1)	Total arable land area excludes land that we used on a temporary basis. Land under construction or reserved includes newly leased land which has not yet been put into production and is either under construction or in reserve for future development.
(2)	As of September 30, 2010, there were 1,143 mu bamboo-made greenhouses and 3,764 mu steel-made greenhouses. As of June 30, 2011, there were 789 mu bamboo-made greenhouses and 6,361 mu steel-made greenhouses. As of September 30, 2011, there were 710 mu bamboo-made greenhouses and 7,584 mu steel-made greenhouses.
(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Financial Results for the Three Months Ended September 30, 2010 and 2011

Revenue increased by RMB7.8 million, or 8.2%, from RMB95.3 million for Q2 FY2011 to RMB103.1 million (US$16.2 million) for Q2 FY2012. The increase in revenue was primarily attributable to (1) an increase in average operating land in Q2 FY2012 as compared to Q2 FY2011, partially offset by a decrease in revenue-per-mu from RMB5,046 per mu for Q2 FY2011 to RMB5,009 per mu for Q2 FY2012.

The decrease in revenue-per-mu for Q2 FY2012 was primarily due to an increase in idle land due to (1) more land resting and sanitation activity and (2) a larger area dedicated to solanaceous products, which are mostly planted during the month of September. This was partially offset by better product mix and product quality on land that was in production during the quarter.

	Three Months Ended September 30,				Six Months Ended September 30,
	2010		2011		2010		2011
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[5]
Solanaceous	11%	2.91	11%	2.91	26%	2.99	37%	3.22
Leafy	52%	2.51	61%	2.56	39%	2.50	39%	2.42
Cruciferous	23%	3.09	19%	2.93	16%	3.14	14%	2.59
Others	2%	2.55	1%	2.98	8%	1.93	2%	3.36

Sub-total	88%	2.69	92%	2.67	89%	2.66	92%	2.73
Hong Kong revenue	12%		8%		11%		8%

Total	100%		100%		100%		100%

We primarily grow leafy and cruciferous vegetables during the second quarter. Particularly favorable weather resulted in an increase of the volume of leafy vegetables in Q2 FY2012 compared to Q2 FY2011. The production volume of solanaceous (primarily eggplant during Q2) and cruciferous (primarily broccoli) did not materially change in Q2 FY2012 compared to Q2 FY2011.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

As a result of the favorable weather and consequent higher volumes, selling prices did not increase in Q2 FY2012 compared to Q2 FY2011, despite improvement in product quality as a result of more greenhouses and improved product mix. During Q2 FY2012 we have further reduced the amount of low value root crops, and as a result have seen an increase in ASP for our other vegetables.

Cost of inventories sold increased by RMB9.2 million, or 10.9%, from RMB83.8 million for Q2 FY2011 to RMB93.0 million (US$14.6 million) for Q2 FY2012.

Adjusted cost of inventories sold6 (non-IFRS measure) increased by RMB7.7 million, or 22.7%, from RMB34.0 million for Q2 FY2011 to RMB41.7 million (US$6.5 million) for Q2 FY2012. Adjusted cost of inventories sold as a percentage of revenue increased from 35.7% for Q2 FY2011 to 40.5% for Q2 FY2012, primarily due to (1) increased depreciation due to more greenhouses, (2) increased labor costs due to the increase in the production of labor intensive leafy vegetables, and (3) more land films and plastic consumption, as a percentage of revenue. A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS as set forth in Appendix IV.

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(49,820)	(51,231)	(8,032)	(99,277)	(110,636)	(17,347)

Changes in fair value less costs to sell of biological assets	74,153	119,451	18,728	121,723	155,614	24,399

Net impact of biological assets fair value adjustment	24,333	68,220	10,696	22,446	44,978	7,052

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net gain of RMB68.2 million was recognized arising from biological assets fair value adjustment for Q2 FY2012, as compared to a net gain of RMB24.3 million recognized for Q2 FY2011.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

The net gain of RMB68.2 million for Q2 FY2012 primarily arose from the transition from leafy to solanaceous products. As the leafy season ended and the solanaceous season started during the current period, most of the crops on our farm land as of September 30, 2011 were higher value solanaceous products, while most of the crops on our farmland as of June 30, 2011 (the immediately preceding reporting period end) were lower value leafy products, resulting in a positive net impact.

The larger positive net impact for Q2 FY2012 compared to that of Q2 FY2011 was primarily due to a larger volume of solanaceous products to be harvested on our land as of September 30, 2011 compared to September 30, 2010.

Our packing expenses decreased by RMB0.3 million, or 6.1%, from RMB5.8 million for Q2 FY2011 to RMB5.5 million (US$0.9 million) for Q2 FY2012, primarily due to a decrease of RMB0.9 million in packing materials consumed as a result of a higher proportion of leafy vegetables sold.

Our land preparation costs increased by RMB8.7 million, or 342.2%, from RMB2.5 million for Q2 FY2011 to RMB11.2 million (US$1.8 million) for Q2 FY2012, which was primarily due to (1) most of the land resting activities for FY2012 were concentrated in Q2, while in FY2011 land resting activities were spread over Q1 and Q2, (2) an increase in greenhouse coverage which increased the unit land preparation cost and (3) an increase in the amount of land in reserve or under construction.

Our selling and distribution expenses decreased by RMB0.6 million, or 11.0%, from RMB5.5 million for Q2 FY2011 to RMB4.9 million (US$0.8 million) for Q2 FY2012, which was primarily due to a decrease of RMB0.7 million in sales commission as concessionary sales in the Hong Kong business decreased.

Our administrative expenses decreased by RMB8.0 million, or 34.9%, from RMB22.8 million for Q2 FY2011 to RMB14.8 million (US$2.3 million) for Q2 FY2012, primarily due to the RMB11.8 million one-time IPO expenses incurred during Q2 FY2011, partially offset by an increase of RMB2.5 million in non-cash share-based compensation expenses relating to our option grants.

Our other expenses increased by RMB6.5 million, or 507.6%, from RMB1.3 million for Q2 FY2011 to RMB7.8 million (US$1.2 million) for Q2 FY2012, primarily due to a provision of RMB6.4 million for impairments charged for property, plant and equipment and prepayments, related to the impairment assessment of several smaller and less productive farms that are currently under review of disposal.

Our net finance income increased by RMB2.3 million, or 273.3%, from RMB0.9 million for Q2 FY2011 to RMB3.2 million (US$0.5 million) for Q2 FY2012, primarily due to an increase of RMB4.9 million in net exchange gain, which was partially offset by an increase of RMB2.6 million for interest expense.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

As a result of the foregoing factors, profit for Q2 FY2012 increased by RMB40.7 million, or 87.3%, from RMB46.6 million for Q2 FY2011 to RMB87.3 million (US$13.7 million) for Q2 FY2012.

Our adjusted profit for the period, decreased by RMB6.2 million or 15.8% from RMB38.8 million for Q2 FY2011 to RMB32.6 million (US$5.1 million) for Q2 FY2012.

Our adjusted EBITDA decreased by RMB3.1 million, or 6.3%, from RMB49.0 million for Q2 FY2011 to RMB45.9 million (US$7.2 million) for Q2 FY2012.

Basic and diluted earnings per share was RMB3.81 cents (0.60 US cents) and RMB3.71 cents (0.58 US cents), respectively, for Q2 FY2012. Basic and diluted earnings per ADS was RMB190.5 cents (29.87 US cents) and RMB185.5 cents (29.08 US cents), respectively, for Q2 FY2012.

Our operating cash inflow increased by RMB12.0 million, or 29.5%, from RMB40.4 million for Q2 FY2011 to RMB52.4 million (US$8.2 million) for Q2 FY2012, primarily due to (1) an increase in our revenue and (2) a decrease in accounts receivables.

Cash used in investing activities decreased by RMB17.7 million, or 23.6%, from RMB74.9 million for Q2 FY2011 to RMB57.2 million (US$9.0 million) for Q2 FY2012. The cash outflow in investing activities of RMB57.2 million for Q2 FY2012 was primarily due to our payment for construction in progress of RMB59.4 million which mainly consisted of (1) payment for construction of greenhouses of RMB36.7 million, (2) payment of RMB15.2 million for agricultural infrastructure, and (3) payment for land improvements of RMB6.8 million.

Recent developments

The Company reviews the productivity and efficiency of the utilization of its resources for each of its existing farms on a regular basis. The Company is currently considering to return various farms with a total land area of 2,242 mu in Fujian and Guangdong Provinces acquired between 2004 and 2006 and to dispose of the agricultural infrastructure on these farms. These farms (1) are either small and thus cannot enjoy the economies of scale we can generate at our larger farms, (2) have less productive bamboo shelters or (3) are less suitable for the current product mix of the Company (solanaceous, leafy and cruciferous products), as we have ceased production of certain products for the export market (primarily root crops). A total of RMB6.4 million is recognized in Q2 FY2012 for the impairment losses for the property, plant and equipment and prepayment.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Business Outlook for the fiscal quarter ending December 31, 2011

The Company estimates that its revenue for the third fiscal quarter ending December 31, 2011 will be between RMB140 million and RMB150 million, representing a year over year growth rate of approximately 31% to 40%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on November 22, 2011 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+ 1230 020 2112 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. The Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Use of Non-IFRS measures

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.

Le Gaga Second Quarter FY 2012 Earnings Release November 22, 2011

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	95,289	103,096	16,164	178,606	226,428	35,501
Cost of inventories sold	(83,836)	(92,958)	(14,575)	(163,087)	(199,234)	(31,238)
Changes in fair value less costs to sell related to
Crops harvested during the period	20,657	22,256	3,489	67,112	54,487	8,543
Growing crops on the farmland at the period end	53,496	97,195	15,239	54,611	101,127	15,856
Total changes in fair value less costs to sell of biological assets	74,153	119,451	18,728	121,723	155,614	24,399
Packing expenses	(5,813)	(5,459)	(856)	(10,751)	(13,890)	(2,178)
Land preparation costs	(2,535)	(11,209)	(1,757)	(7,619)	(18,217)	(2,856)
Other income	9	765	120	114	900	141
Research and development expenses	(1,979)	(1,812)	(284)	(3,313)	(3,873)	(607)
Selling and distribution expenses	(5,493)	(4,888)	(766)	(9,764)	(13,770)	(2,159)
Administrative expenses	(22,765)	(14,817)	(2,323)	(33,001)	(29,178)	(4,575)
Other expenses	(1,289)	(7,832)	(1,228)	(3,616)	(7,965)	(1,249)

Results from operating activities	45,741	84,337	13,223	69,292	96,815	15,179
Finance income	952	5,886	923	1,011	8,823	1,383
Finance costs	(90)	(2,668)	(418)	(205)	(5,455)	(855)

Net finance income	862	3,218	505	806	3,368	528
Profit before taxation	46,603	87,555	13,728	70,098	100,183	15,707
Income tax expense	—	(257)	(40)	—	(257)	(40)

Profit for the period	46,603	87,298	13,688	70,098	99,926	15,667

Earnings per ordinary/preferred share (in cents)
Basic	2.59	3.81	0.60	3.95	4.36	0.68

Diluted	2.56	3.71	0.58	3.89	4.21	0.66

Earnings per ADS (in cents)
Basic	129.50	190.50	29.87	197.50	218.00	34.18

Diluted	128.00	185.50	29.08	194.50	210.50	33.00

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31 and September 30, 2011

	March 31, 2011	September 30, 2011
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	575,246	678,169	106,330
Construction in progress	24,294	39,372	6,173
Lease prepayments	2,413	1,301	204
Long-term deposits and prepayments	56,991	65,653	10,294
Biological assets	6,049	6,807	1,067
Deferred tax assets	—	2,099	329

Total non-current assets	664,993	793,401	124,397

Current assets
Biological assets	73,662	114,934	18,020
Inventories	4,608	8,871	1,391
Trade and other receivables	63,000	44,472	6,973
Cash	598,722	540,451	84,737

Total current assets	739,992	708,728	111,121

Total assets	1,404,985	1,502,129	235,518

Equity
Capital	687,706	688,733	107,986
Reserves	592,041	687,189	107,744

Total equity	1,279,747	1,375,922	215,730

Non-current liabilities
Bank loan	78,835	76,321	11,966

Current liabilities
Bank loan	6,000	—	—
Trade and other payables	36,321	45,804	7,182
Current taxation	4,082	4,082	640

Total current liabilities	46,403	49,886	7,822

Total liabilities	125,238	126,207	19,788

Total equity and liabilities	1,404,985	1,502,129	235,518

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	46,603	87,555	13,728	70,098	100,183	15,707

Adjustments for:
Amortization of lease prepayments	26	23	4	52	49	8
Depreciation	11,055	16,210	2,542	21,555	31,539	4,945
Equity settled share-based transactions	4,696	7,147	1,121	8,757	12,271	1,924
Changes in fair value less costs to sell of biological assets	(74,153)	(119,451)	(18,729)	(121,723)	(155,614)	(24,399)
Interest income	(54)	(55)	(9)	(113)	(347)	(54)
Interest expense	163	2,668	418	171	5,455	855
Net loss on disposal of property, plant and equipment	1,033	1,354	212	2,990	1,427	224
Impairment losses:
- property, plant and equipment	—	4,364	684	—	4,364	684
- prepayments	—	2,052	322	—	2,052	322
Foreign exchange gain	(681)	(4,571)	(717)	(1,536)	(5,897)	(923)

	(11,312)	(2,704)	(424)	(19,749)	(4,518)	(707)

Changes in current biological assets due to plantations	(38,643)	(37,855)	(5,935)	(60,963)	(78,586)	(12,321)
Changes in inventories, net of effect of harvested crops transferred to inventories	77,380	87,794	13,765	153,555	188,781	29,599
(Decrease)/increase in trade and other receivables	(9,382)	464	73	(8,814)	16,170	2,535
Increase in long-term deposits and prepayments	5,119	993	156	3,707	4,026	631
Increase in trade and other payables	17,272	6,038	946	17,486	11,315	1,774

Cash generated from operations	40,434	54,730	8,581	85,222	137,188	21,511

Income tax paid	—	(2,356)	(369)	—	(2,356)	(369)

Net cash generated from operating activities	40,434	52,374	8,212	85,222	134,832	21,142

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	54	55	9	113	347	54
Plantations of non-current biological assets	(316)	(356)	(56)	(746)	(874)	(137)
Payment for the purchase of property, plant and equipment	(3,138)	(1,308)	(205)	(4,999)	(5,059)	(793)
Payment for construction in progress	(81,415)	(59,377)	(9,310)	(136,601)	(168,621)	(26,438)
Proceeds from disposal of property, plant and equipment and lease prepayments	9,917	3,761	590	10,570	4,761	746

Net cash used in investing activities	(74,898)	(57,225)	(8,972)	(131,663)	(169,446)	(26,568)

Financing activities
Repayment to a director	(40)	—	—	(40)	—	—
Interest paid	(2,785)	—	—	(3,899)	(5,378)	(843)
Proceeds from bank loans	—	—	—	53,632	—	—
Repayment of bank loans	—	—	—	—	(6,000)	(941)
Proceeds from exercise of share options	22,245	519	81	22,245	519	81

Net cash generated from financing activities	19,420	519	81	71,938	(10,859)	(1,703)

Net (decrease)/increase in cash	(15,044)	(4,332)	(679)	25,497	(45,473)	(7,129)

Cash at beginning of the period	179,268	551,491	86,468	139,207	598,722	93,873

Effect of foreign exchange rate changes	(915)	(6,708)	(1,052)	(1,395)	(12,798)	(2,007)

Cash at September 30	163,309	540,451	84,737	163,309	540,451	84,737

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(83,836)	(92,958)	(14,575)	(163,087)	(199,234)	(31,238)
Less: biological assets fair value adjustment	49,820	51,231	8,032	99,277	110,636	17,347

Adjusted cost of inventories sold	(34,016)	(41,727)	(6,543)	(63,810)	(88,598)	(13,891)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	46,603	87,298	13,688	70,098	99,926	15,667

Add:

Non-cash share-based compensation	4,696	7,147	1,121	8,757	12,271	1,924
Impairment losses from property, plant and equipment and prepayments	—	6,416	1,006	—	6,416	1,006
Offering expenses	11,823	—	—	11,823	—	—
Less:

Net impact of biological assets fair value adjustment	(24,333)	(68,220)	(10,696)	(22,446)	(44,978)	(7,052)

Adjusted profit for the period	38,789	32,641	5,119	68,232	73,635	11,545

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period For the three months and six months ended September 30, 2010 and 2011

	Three Months Ended September 30,			Six Months Ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	46,603	87,298	13,688	70,098	99,926	15,667
Add:
Amortization of lease prepayments	26	23	4	52	49	8
Depreciation	11,055	16,210	2,542	21,555	31,539	4,945
Finance costs	90	2,668	418	205	5,455	855
Income tax expense	—	257	40	—	257	40
Non-cash share-based compensation	4,696	7,147	1,121	8,757	12,271	1,924
Impairment losses from property, plant and equipment and prepayments	—	6,416	1,006	—	6,416	1,006
Biological assets fair value adjustment included in cost of inventories sold	49,820	51,231	8,032	99,277	110,636	17,347
Offering expenses	11,823	—	—	11,823	—	—
Less:
Finance income	(952)	(5,886)	(923)	(1,011)	(8,823)	(1,383)
Changes in fair value less costs to sell of biological assets	(74,153)	(119,451)	(18,728)	(121,723)	(155,614)	(24,399)

Adjusted EBITDA	49,008	45,913	7,200	89,033	102,112	16,010